West Fraser Timber Co. Ltd.
Condensed Consolidated Balance Sheets
(in millions of United States dollars, except where indicated - unaudited)

		March 31, 2023	December 31, 2022
	Note
Assets
Current assets
Cash and cash equivalents		$847	$1,162
Receivables		462	350
Income taxes receivable		155	145
Inventories	4	1,142	1,032
Prepaid expenses		56	60
		2,661	2,749
Property, plant and equipment		3,964	3,982
Timber licences		347	351
Goodwill and other intangible assets		2,346	2,358
Export duty deposits	14	360	354
Other assets		194	175
Deferred income tax assets		4	4
		$9,877	$9,973

Liabilities
Current liabilities
Payables and accrued liabilities		$658	$722
Current portion of reforestation and decommissioning obligations		53	58
Income taxes payable		16	12
		727	792
Long-term debt	5	500	499
Other liabilities	6	298	268
Deferred income tax liabilities		779	795
		2,304	2,354
Shareholders’ Equity
Share capital	8	2,667	2,667
Retained earnings		5,224	5,284
Accumulated other comprehensive loss		(318)	(332)
		7,573	7,619
		$9,877	$9,973
The number of Common shares and Class B Common shares outstanding at April 25, 2023 was 83,555,797.

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Earnings and Comprehensive Earnings
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		March 31,	March 31,
		2023	2022

Sales		$1,627	$3,110

Costs and expenses
Cost of products sold		1,245	1,177
Freight and other distribution costs		234	220
Export duties, net	14	13	27
Amortization		138	157
Selling, general and administration		76	94
Equity-based compensation		2	(5)
Restructuring and impairment charges		3	13
		1,712	1,683

Operating earnings		(85)	1,427

Finance income (expense), net	9	7	(7)
Other income	10	14	—
Earnings before tax		(63)	1,420
Tax recovery (provision)	11	21	(330)
Earnings		$(42)	$1,090

Earnings per share (dollars)
Basic	12	$(0.50)	$10.35
Diluted	12	$(0.52)	$10.25

Comprehensive earnings
Earnings		$(42)	$1,090
Other comprehensive earnings
Items that may be reclassified to earnings
Translation gain (loss) on operations with different functional currencies		13	(20)
Items that will not be reclassified to earnings
Actuarial gain on retirement benefits, net of tax	7	8	94
		21	74
Comprehensive earnings		$(21)	$1,164

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		March 31,	March 31,
	Note	2023	2022

Share capital
Balance - beginning of period		$2,667	$3,402
Issuance of Common shares	8	—	—
Repurchase of Common shares for cancellation	8	—	(85)
Balance - end of period		$2,667	$3,317

Retained earnings
Balance - beginning of period		$5,284	$4,503
Actuarial gain on retirement benefits, net of tax	7	8	94
Repurchase of Common shares for cancellation	8	—	(148)
Earnings for the period		(42)	1,090
Dividends declared		(25)	(26)
Balance - end of period		$5,224	$5,513

Accumulated other comprehensive loss
Balance - beginning of period		$(332)	$(249)
Translation gain (loss) on operations with different functional currencies		13	(20)
Balance - end of period		$(318)	$(269)

Shareholders' Equity		$7,573	$8,561

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended
		March 31,	March 31,
	Note	2023	2022
Cash provided by operating activities
Earnings		$(42)	$1,090
Adjustments
Amortization		138	157
Restructuring and impairment charges		3	13
Finance (income) expense, net	9	(7)	7
Foreign exchange (gain) loss		—	7
Export duty	14	—	(9)
Retirement benefit expense		19	21
Contributions to retirement benefit plans		(16)	(19)
Tax (recovery) provision	11	(21)	330
Income taxes paid		(5)	(456)
Other		6	3
Changes in non-cash working capital
Receivables		(107)	(287)
Inventories		(105)	(300)
Prepaid expenses		6	3
Payables and accrued liabilities		(67)	3
		(198)	563
Cash used for financing activities
Repayment of lease obligations		(4)	(5)
Finance expense paid		(3)	(2)
Repurchase of Common shares for cancellation		—	(189)
Dividends paid		(25)	(21)
		(32)	(217)
Cash used for investing activities
Additions to capital assets		(99)	(93)
Interest received		10	1
		(89)	(92)
Change in cash and cash equivalents		(319)	254
Foreign exchange effect on cash and cash equivalents		3	(6)
Cash and cash equivalents - beginning of period		1,162	1,568
Cash and cash equivalents - end of period		$847	$1,816

West Fraser Timber Co. Ltd.
Notes to Condensed Consolidated Financial Statements
For the three months ended March 31, 2023 and 2022
(figures are in millions of United States dollars, except where indicated - unaudited)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation
These condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting as issued by the International Accounting Standards Board and use the same accounting policies as the most recent audited annual consolidated financial statements. These condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on April 25, 2023. These condensed consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2022.
The Company’s fiscal year is the calendar year ending December 31. Effective January 1, 2023, the Company’s fiscal quarters are the 13-week periods ending on the last Friday of March, June, and September with the fourth quarter ending December 31. References to the three months ended March 31, 2023 and the first quarter of 2023 relate to the 13-week period ended March 31, 2023.
Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
3.Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.

Market demand varies seasonally, as home building activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the Northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.
4.Inventories

As at	March 31, 2023	December 31, 2022
Manufactured products	$420	$428
Logs and other raw materials	485	376
Materials and supplies	237	228
	$1,142	$1,032
Inventories at March 31, 2023 were subject to a valuation reserve of $73 million (December 31, 2022 - $61 million) to reflect net realizable value being lower than cost.

5.Operating loans and long-term debt
Operating loans

As at March 31, 2023, our credit facilities consisted of a $1 billion committed revolving credit facility which matures July 2026, $35 million of uncommitted revolving credit facilities available to our U.S. subsidiaries, a $19 million (£15 million) credit facility dedicated to our European operations, and a $10 million (CAD$13 million) demand line of credit dedicated to our jointly‑owned newsprint operation.

As at March 31, 2023, our revolving credit facilities were undrawn (December 31, 2022 - undrawn) and the associated deferred financing costs of $1 million (December 31, 2022 - $1 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime, Base Rate Advances, Bankers’ Acceptances, or London Inter-Bank Offered Rate (“LIBOR”) Advances at our option. Our $1 billion committed revolving credit facility contains transition provisions relating to the elimination of LIBOR whereby Secured Overnight Financing Rate (“SOFR”) can be elected by mutual consent with the lenders.

In addition, we have credit facilities totalling $131 million (December 31, 2022 - $131 million) dedicated to letters of credit. Letters of credit in the amount of $39 million (December 31, 2022 - $61 million) were supported by these facilities.
All debt is unsecured except the $10 million (CAD$13 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-term debt

As at	March 31, 2023	December 31, 2022
Senior notes due October 2024; interest at 4.35%	$300	$300
Term loan due August 2024; floating interest rate	200	200
	500	500
Less: deferred financing costs	(1)	(1)
Less: current portion	—	—
	$500	$499
The fair value of the long-term debt at March 31, 2023 was $496 million (December 31, 2022 - $491 million) based on rates available to us at the balance sheet date for long-term debt with similar terms and remaining maturities.
Interest rate swap contracts
At March 31, 2023, we had interest rate swap contracts to pay fixed interest rates (weighted average interest rate of 1.14%) and receive variable interest rates equal to 3-month LIBOR on $200 million notional principal amount of indebtedness. These interest rate swap agreements fix the interest rate on the $200 million term loan disclosed in the long-term debt table above. These agreements mature in August 2024.
The interest rate swap contracts are accounted for as a derivative, with the related changes in the fair value included in other income on the consolidated statement of earnings. For the three months ended March 31, 2023, a loss of $2 million (2022 - gain of $7 million) was recognized in relation to the interest rate swap contracts. The fair value of the interest rate swap contracts at March 31, 2023 was an asset of $10 million (December 31, 2022 - asset of $12 million).

6.Other liabilities

As at	March 31, 2023	December 31, 2022
Retirement liabilities	$77	$77
Long-term portion of reforestation	73	55
Long-term portion of decommissioning	26	15
Long-term portion of lease obligations	25	26
Export duties	76	73
Electricity swaps	2	4
Other	19	18
	$298	$268
7.Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
The status of the defined benefit pension plans and other retirement benefit plans, in aggregate, is as follows:

	March 31,	December 31,
	2023	2022
Projected benefit obligations	$(881)	$(856)
Fair value of plan assets	949	927
Impact of asset ceiling adjustments	(5)	(16)
	$63	$55
Represented by
Retirement assets	$140	$132
Retirement liabilities	(77)	(77)
	$63	$55
The significant actuarial assumptions used to determine our balance sheet date retirement assets and liabilities are as follows:

	March 31,	December 31,
	2023	2022
Discount rate	5.04%	5.17%
Future compensation rate increase	3.53%	3.53%
The actuarial gain on retirement benefits, included in other comprehensive earnings, is as follows:

	Three Months Ended
	March 31,	March 31,
	2023	2022
Actuarial gain	$10	$125
Tax provision	(3)	(31)
	$8	$94

8.Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value
Issued

	March 31, 2023		December 31, 2022
	Number	Amount	Number	Amount
Common	81,274,319	$2,667	81,273,936	$2,667
Class B Common	2,281,478	—	2,281,478	—
Total Common	83,555,797	$2,667	83,555,414	$2,667
For the three months ended March 31, 2023, we issued 383 Common shares under our share option plans (2022 - no Common shares) and no Common shares under our employee share purchase plan (2022 - no Common shares).
Rights and restrictions of Common shares
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share repurchases
On February 22, 2023, we renewed our normal course issuer bid (“2023 NCIB”) allowing us to acquire up to 4,063,696 Common shares for cancellation until the expiry of the bid on February 26, 2024.
For the three months ended March 31, 2023, we repurchased no Common shares under our 2023 NCIB or 2022 NCIB (2022 - 2,574,124 Common shares under our 2021 NCIB and 2022 NCIB at an average price of $90.15).
9.Finance income (expense), net

	Three Months Ended
	March 31,	March 31,
	2023	2022
Interest expense	$(6)	$(6)
Interest income on cash equivalents	10	1
Net interest income on export duty deposits	4	(2)
Finance expense on employee future benefits	—	(1)
	$7	$(7)

10.Other income

	Three Months Ended
	March 31,	March 31,
	2023	2022
Foreign exchange gain (loss)	$—	$(7)
Gain on electricity swaps	14	—
Gain (loss) on interest rate swap contracts	(2)	7
Other	2	—
	$14	$—
11.Tax recovery (provision)
The tax provision differs from the amount that would have resulted from applying the B.C. statutory income tax rate to earnings before tax as follows:

	Three Months Ended
	March 31,	March 31,
	2023	2022
Income tax recovery (provision) at statutory rate of 27%	$17	$(383)
Rate differentials between jurisdictions and on specified activities	—	48
Non-taxable (deductible) amounts	1	9
Other	3	(4)
Tax recovery (provision)	$21	$(330)
12.Earnings per share
Basic earnings per share is calculated based on earnings available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.
The numerator under the equity-settled method is calculated based on earnings available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense (recovery) charged to earnings and deducting a notional charge using the equity‑settled method, as set out below. Adjustments to earnings are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option.
The equity-settled method was more dilutive for the three months ended March 31, 2023 and March 31, 2022 and an adjustment was required for both the numerator and denominator in both periods.

A reconciliation of the numerator and denominator used for the purposes of calculating diluted earnings per share is as follows:

	Three Months Ended
	March 31,	March 31,
	2023	2022
Earnings
Numerator for basic EPS	$(42)	$1,090
Cash-settled recovery included in earnings	—	(6)
Equity-settled expense adjustment	(2)	(1)
Numerator for diluted EPS	$(44)	$1,083

Weighted average number of shares (thousands)
Denominator for basic EPS	83,555	105,236
Effect of dilutive equity-based compensation	319	366
Denominator for diluted EPS	83,874	105,602

Earnings per share (dollars)
Basic	$(0.50)	$10.35
Diluted	$(0.52)	$10.25

13.Segment and geographical information
During the first quarter of 2023, the Company changed its measure of profit or loss for each reportable segment from earnings before tax to operating earnings, as this is now the measure most used by the chief operating decision maker when evaluating segment operating performance. Prior year comparatives have been updated to conform to current year presentation.

Three Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
March 31, 2023
Sales
To external customers	$734	$540	$193	$160	$—	$1,627
To other segments	21	2	5		(28)	—
	$755	$542	$198	$160	$(28)	$1,627
Cost of products sold	(596)	(404)	(151)	(123)	28	(1,245)
Freight and other distribution costs	(107)	(82)	(34)	(12)	—	(234)
Export duties, net	(13)	—	—	—	—	(13)
Amortization	(46)	(69)	(9)	(12)	(2)	(138)
Selling, general and administration	(40)	(24)	(6)	(5)	(1)	(76)
Equity-based compensation	—	—	—	—	(2)	(2)
Restructuring and impairment charges	(1)	—	(1)	—	—	(3)
Operating earnings	$(48)	$(38)	$(2)	$8	$(4)	$(85)

Three Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
March 31, 2022
Sales
To external customers	$1,484	$1,214	$171	$241	$—	$3,110
To other segments	17	3	—	—	(20)	—
	$1,501	$1,217	$171	$241	$(20)	$3,110
Cost of products sold	(530)	(386)	(140)	(141)	20	(1,177)
Freight and other distribution costs	(97)	(71)	(37)	(15)	—	(220)
Export duties, net	(27)	—	—	—	—	(27)
Amortization	(46)	(83)	(9)	(17)	(2)	(157)
Selling, general and administration	(51)	(30)	(9)	(7)	3	(94)
Equity-based compensation	—	—	—	—	5	5
Impairment charges	—	—	(13)	—	—	(13)
Operating earnings	$750	$647	$(37)	$61	$6	$1,427
The geographic distribution of external sales based on the location of product delivery is as follows:

	Three Months Ended
	March 31,	March 31,
	2023	2022
United States	$1,010	$2,273
Canada	285	440
U.K. and Europe	163	233
Asia	167	156
Other	2	8
	$1,627	$3,110

14.Countervailing (“CVD”) and antidumping (“ADD”) duty dispute
Additional details, including our accounting policy, can be found in note 26 - Countervailing (“CVD”) and antidumping (“ADD”) duty dispute of our audited annual consolidated financial statements for the year ended December 31, 2022.
Developments in CVD and ADD rates

We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the United States Department of Commerce (“USDOC”). The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s Annual Review (“AR”) process for each Period of Inquiry (“POI”).
On January 24, 2023, the USDOC released the preliminary results from AR4 POI covering the 2021 calendar year, which indicated a rate of 2.48% for CVD and 6.90% for ADD for West Fraser. The duty rates are subject to an appeal process, and we will record an adjustment once the rates are finalized. If the AR4 rates were to be confirmed, it would result in a recovery of $62 million before the impact of interest for the POI covered by AR4. This adjustment would be in addition to the amounts already recorded on our balance sheet. If these rates were finalized, our combined cash deposit rate would be 9.38%.
The Cash Deposit Rates and the West Fraser Estimated ADD Rate for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate
AR5 POI[1]
January 1, 2022 – January 9, 2022	5.06%
January 10, 2022 – August 8, 2022	5.08%
August 9, 2022 - December 31, 2022	3.62%
AR6 POI[2]
January 1, 2023 - March 31, 2023	3.62%
1.The CVD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
2.The CVD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR5 POI[1]
January 1, 2022 - August 8, 2022	6.06%	4.52%
August 9, 2022 - December 31, 2022	4.63%	4.52%
AR6 POI[2]
January 1, 2023 - March 31, 2023	4.63%	4.63%
1.The ADD rate for the AR5 POI will be adjusted when AR5 is complete and the USDOC finalizes the rate, which is not expected until 2024.
2.The ADD rate for the AR6 POI will be adjusted when AR6 is complete and the USDOC finalizes the rate, which is not expected until 2025.

Impact on results

The following table reconciles our cash deposits paid during the period to the amount recorded in our earnings statement:

	Three Months Ended
	March 31,	March 31,
	2023	2022
Cash deposits[1]	$(13)	$(36)
Adjust to West Fraser Estimated ADD rate[2]	—	9
Export duties, net	$(13)	$(27)
1.Represents combined CVD and ADD cash deposit rate of 8.25% for Q1-23, 11.12% for January 1 to January 9, 2022, and 11.14% for January 10 to March 31, 2022.
2.Represents adjustment to West Fraser Estimated ADD rate of 4.63% for Q1-23 and 3.79% for Q1-22.

As of March 31, 2023, export duties paid and payable on deposit with the USDOC were $796 million.
Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset.
Export duty deposits receivable is represented by:

March 31,
2023
Beginning of period	$354
Interest recognized on duty deposits receivable	6
End of period	$360
Export duties payable is represented by:

March 31,
2023
Beginning of period	$(73)
Interest recognized on the export duties payable	(2)
End of period	$(76)
Appeals
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administration review process is complete and the related appeal processes are concluded.
15.Contingencies
We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition.